June 23, 2005

By Facsimile and U.S. Mail

Steve McDonald, Esq.
Berliner McDonald, P.C.
5670 Greenwood Plaza Blvd.
Suite 418
Greenwood Village, Colorado 80111-2408

	Re:	Croff Enterprises, Inc.
		Schedule TO-I filed June 16, 2005
      Filed by Jensen Development Company & C.S. Finance L.L.C.

Dear Mr. McDonald:

	We have the following comments on the above-referenced filing:

Schedule TO-I
1. As Mr. Jensen and the companies he controls do not own 100% of Croff Enterprises, this tender offer is not an issuer tender offer.
See Exchange Act Release No. 14234 (December 8, 1977) and Exchange Act Release No. 16112 (August 16, 1979). Please revise the Schedule
TO to comply with Regulation 14D and revise the Schedule, the offer to purchase and the letter of transmittal to provide all disclosure required for a third-party tender offer, to the extent you have not done so. Also, please be certain to use the appropriate EDGAR header tag, "SC TO-T/A," when filing the amendment.
2. We note that Mr. Gerald. L. Jensen, President and CEO of Croff Enterprises wholly-owns both offerors. We note that Mr. Jensen has obtained a line of credit that will fund $500,000 of the $870,000 necessary to complete the offer. Mr. Jensen appears to be a bidder on the tender offer and should be a filing person on the Schedule TO-
T.  See Item II.D.2 in the Division of Corporation Finance`s
Current
Issues and Rulemaking Projects outline, which is available on our website at www.sec.gov. Revise the Schedule TO and offer to purchase to include Mr. Jensen as a bidder and to provide all additional disclosure required by the Schedule.
3. Please advise us of your plans to disseminate the changes to the offer.




Offer to Purchase

Section 1.  Terms of the Offer; Number of Shares; Price;
Expiration
4. Revise the offer to define "business day" in accord with Rule
14d-
1(g)(3).

Section 3.  Withdrawal Rights
5. Please clarify the first sentence of this section. The current disclosure implies that you may accept shares prior to expiration of the offer.
Section 5.  Conditions of the Offer

	Number of Shares Tendered
6. You state that security holders who hold fewer than 100 shares must tender all or none of their shares into the offer, and security holders who hold more than 100 shares must tender at least 100 shares if they tender any shares. We note that, with respect to a partial tender offer, Rule 13e-4(f)(3) permits issuers to offer security holders the option to tender all or none of their shares, but there is no provision in Rule 13e-4 allowing issuers to require all or none tenders of certain security holders. Furthermore, Regulation 14D, which applies to this offer, does not contain similar provisions. Please revise the offer to eliminate these requirements.

Change of Circumstances
7. As noted in the final sentence of the conditions section, all conditions of the must be satisfied or waived prior to the expiration of the offer. Revise the introductory sentence in this section accordingly.
8. Paragraphs (a) and (b) condition the offer on whether the contemplated benefits the company may enjoy from the offer are materially impaired. Please revise to specify or generally describe the benefits of the offer to you so that option holders will have the ability to objectively determine whether the condition has been triggered.
9. In paragraph (d), you disclose that your offer may be amended or terminated if, in your reasonable judgment, there has been a "change" in Croff`s "business, condition, financial or other, income, operations, stock ownership or prospects." This appears to include both positive and negative effects on the business. Revise your disclosure to clarify those changes that would allow amendment or termination of the offer and to include a materiality standard.
10. Refer to the disclosure at the top of page 10, which relates to the company`s determination whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.
11. Refer to the disclosure in the concluding sentence of this paragraph, which relates to the bidder`s determination whether the triggering of a condition "makes it undesirable or inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

Qualification of Preferred B Shareholders to Tender Their Shares to
Us
12. It is unclear why you have provided information here regarding qualification of security holders under Rule 144 and similar state law. Please advise. Note that restricted securities may be tendered into a tender offer without compliance with Rule 144, although the purchaser accepts the securities subject to the restrictions. See Items C.97. and Q.9. of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 1997), which is available on our website at www.sec.gov.

No Waiver
13. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, please revise the first sentence of this paragraph to delete the reference to "action or inaction by Offerors."
14. We note that you have reserved the right to waive any of the conditions to the offer "at any time and from time to time." Defining the conditions as a continuing right that may be waived at any time suggest that conditions to the offer may be waived after expiration of the offer. Please be advised that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals (where they exist), must be satisfied or waived before the expiration of the offer. Please revise the disclosure accordingly.

Section 6.  Historical Price Range of Shares
15. We note there are 540,659 preferred B shares outstanding.
Please
tell us the number of  shareholders of record.

Historical Events of Interest
16. Please tell us whether shareholder approval was required or obtained for the issuance of the preferred shares, the increase in the number of preferred shares, the allocation of assets among your classes of stock and the determination that cash flow from the oil and gas assets should be accumulated for the benefit of the preferred shareholders only. Please cite all applicable provisions of the company`s governing documents and applicable state law.

Section 7.  Purpose of the Offer; Certain Effects of the Offer
17. We note the discussion here that "the first purpose of the Offer is to provide the Offerors with majority control of the Preferred B shares, thereby obtaining priority interest in the Oil Assets in the event of liquidation, distribution, merger or sale of the Oil Assets" and that the "Offerors may seek to separate these Oil Assets from Croff, and its attendant public company expenses." We also note the disclosure that "[t]he current operations of Croff consist almost entirely of the Oil Assets" and that the offerors "believe that the value of Croff`s common shares without the Oil Assets may be dependent on a reverse merger with a private company which has assets more suitable for a public company." Please revise this entire section to further clarify your plans, including which actions you know you will undertake.
18. Please tell us whether the company would need the shareholders of either class to approve the sale of the oil assets. Please cite all applicable provisions of the company`s governing instruments and applicable state law.

Section 10.  Interest of Directors and Officers; Transactions and
Arrangements
19. As Mr. Jenson controls both Jensen Development Company and CS Finance, it appears that all shares held by those entities should be included in his beneficial ownership.
20. Revise the table to clarify that you have calculated beneficial ownership in accord with Rule 13d-3. Also disclose the number of shares of each class outstanding and as of what date.

Section 13.  Federal Income Tax Consequences
21. Security holders are entitled to rely on your disclosure of the material federal tax consequences of the transaction. Revise this section and the summary term sheet to eliminate phrases that describe this disclosure as for "a very brief discussion," or as ""general information . . . provided as a guide and should not be viewed as being complete or applicable to all shareholders. We will not object if you recommend that security holders consult tax advisors regarding tax consequences of the transaction that are be particular to them.
Confirm that you have disclosed all material federal tax consequences of the transaction.

Section 14.  Extension of Tender Period; Termination; Amendments
22. Revise the first paragraph of this section to clarify that you may not terminate this offer except as provided in the conditions to the offer.  The disclosure in item (i) implies that you may
terminate
the offer for any reason. The staff believes that if a bidder can terminate an offer for any reason, the offer is illusory.
23. Revise this section to comply with Rule 14e-1(d), which
requires
you to make a public announcement of any extension of the offer by
9
a.m. Eastern time on the next business day following the previously scheduled expiration date of the offer.

Letter of Transmittal
24. It is inappropriate for you to require security holders to acknowledge that they have read the offer. Please revise the letter of transmittal accordingly.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.


      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Steve McDonald, Esq.
June 23, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE